Northport Capital Inc.

601 Union Street, Suite 4200

Seattle, Washington 98101

July 15, 2008

VIA OVERNIGHT DELIVERY and EDGAR

David L. Orlic, Esq.

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

MAIL STOP 4561

Re:	Northport Capital Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A filed June 16, 2008

File Number 000-52728

Dear Mr. Orlic:

This is in response to the staff’s comment letter of June 25, 2007 regarding the Preliminary Proxy Statement on Schedule 14A filed June 16, 2008 on behalf of Northport Capital Inc. (the “Company”). Please find enclosed:

(i)	one (1) copy of an amendment to the Schedule 14A filed on EDGAR on July 15, 2008; and

(ii)	one (1) copy of the marked version of such Schedule 14A.

The response set forth below refers to the marked version of amendment to the Schedule 14A filed herewith.

Proposal No. 2 Reincorporation Merger from Colorado to Washington, page 10

1.

You disclose that following the proposed reincorporation merger, the registrant will have a new charter and bylaws that contain provisions that different from your current charter and bylaws. For example, it appears that the proposed charter provides for 100,000,000 authorized shares of preferred stock. We note that the merger and the new charter and bylaw provisions are currently presented as a single proposal both in the body of your filing and the form of proxy. Consider revising your filing to present certain of the new charter and bylaw provisions separately, and to provide separate boxes on the form of proxy for shareholder to specify a choice between approval, disapproval or abstention with respect to such provisions. In the event that you conclude it is not necessary to present any provision of the proposed new charter and bylaws separately, please tell us why. Refer to Rules 14a-4(a)(3) and 14a-4(b)(1)

under the Securities Exchange Act of 1934 and to the Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004).

Response: We have added the following:

Proposal 2A to allow shareholders to vote on the Preferred Stock provision in the Washington Articles of Incorporation

Proposal 2B to allow shareholders to vote on the Washington Bylaw provision that requires 25% of the shareholders call a Special Meeting.

See pages 1, 12, 13, 17, 18, 19 and the Proxy card.

2.

Please disclose any anti-takeover implications of changes to your charter, bylaws and/or new governing law that will result from the proposed reincorporation merger, including the authorization of shares of preferred stock. See Securities Exchange Act Release No. 34-15230. With respect to the authorization of preferred stock, for example, you should inform holders that management might use shares of the newly-authorized preferred stock to resist or frustrate a third-party transaction, for instance, by diluting the stock ownership of persons seeking to obtain control of the company. In addition, ensure that your filing otherwise addresses the purposed and general effect on your shareholders of each proposed material change to your charter or bylaws.

Response: See “Affects of Authorizing Preferred Stock” on page 18

3.

Please tell us whether you have any plans, proposals or arrangements for the issuance of shares that will result from the proposed authorization of preferred stock. If you have no such plans, proposals or arrangements, please make a statement to that effect in your filing.

Response: See “Affects of Authorizing Preferred Stock” on page 18

The Company hereby acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact the undersigned and James Vandeberg of the Otto Law Group, PLLC at fax number (206) 262-9513 with any further comments or to confirm that the Staff will not have any further comments on the Schedule 14A. Thank you.

Sincerely,
Northport Capital Inc.

James Wang
Director and Chief Financial Officer